Exhibit 99.1

ZOOZ Power Reports Financial Results for the Six Months Ended June 30, 2024

Tel Aviv, August 12, 2024 – ZOOZ POWER Ltd. (NASDAQ and TASE: ZOOZ), the leading provider of Flywheel-based power boosting and power management solutions enabling ultra-fast multi ports EV charging, today announced financial results for the six months ended June 30, 2024 and provided a corporate update.

“ZOOZ continues to penetrate as a prime solution for power boosting and management of multi-port ultra-fast EV charging where grid power is insufficient”, said Avi Cohen, Executive Chairman and Interim CEO.

Mr. Cohen continued, “our ZOOZTER™-100 is now installed at major Charge Point Operators (CPOs) in Europe and Israel, enabling a substantial increase in the number of cars charged daily, reducing charging times, and significantly boosting the total power sold by CPOs. In parallel we continue to invest in improving our operational efficiency targeting a reduced cost platform and full manufacturing outsourcing.”

Operational Highlights for the Six Months Ended June 30, 2024

●	Successful completion of business combination

On July 30, 2023, ZOOZ and its wholly-owned subsidiary entered into a Business Combination Agreement and related agreements with Keyarch Acquisition Corporation and the other parties thereto (the “Business Combination Agreement” and the “Business Combination”, respectively). The Business Combination and other transactions contemplated by the Business Combination Agreement, as amended, closed on April 4, 2024. Following this completion, ZOOZ began trading on NASDAQ.

●	Enhancing Sales and Marketing efforts

ZOOZ strategically focuses on enhancing its sales and marketing efforts and has recruited a dedicated sales team tailored to key geographic markets. This initiative aims to drive growth by targeting scalable customers needing to increase the number of EVs charged per day where grid power is insufficient. As a result, ZOOZ strengthens its market presence and its engagement with high-potential regions and customer bases.

●	Enhanced operational efficiency and cost-effectiveness

Following the successful market introduction and performance of the ZOOZTER™-100, ZOOZ started implementing a new version of the product during the six months ended June 30, 2024. This new version employes the same technology as the current product but focuses on reducing production costs, including the bill of materials, assembly and integration time. The new version represents a strategic transition from product market fit to mass production, positioning the company for enhanced operational efficiency and cost-effectiveness.

●	Collaboration with Dor-Alon and Afcon Electric Transportation

In May and June 2024, ZOOZ successfully deployed two of its Flywheel-based power boosting and management solution, delivering a significant upgrade to two ‘‘ON’ charging sites without requiring a grid upgrade. These sites are located at Dor-Alon stations on Route 6, the Cross-Israel Highway, one of the busiest transportation corridors in Israel. The ‘ON’ charging network is a strategic collaboration between Dor-Alon, a leading gas-station network operator, and Afcon Electric Transportation, a prominent CPO in Israel. The installation of the ZOOZ solution has significantly improved the number of EV charged in this station daily. These two systems were not yet recognized as revenues in the six months ended June 30, 2024.

●	First Entry into the UK market

During the six months ended June 30, 2024, ZOOZ achieved a key milestone by entering the UK market through a collaboration with Osprey Charging, one of the top three CPOs in the UK with over 150 high-powered charging hubs across the UK. ZOOZ successfully installed its ZOOZTER™-100 system at an Osprey-owned site, facilitating an upgrade to ultra-fast charging capabilities. Additionally, this site serves as a demonstration platform for showcasing ZOOZ’s technology to potential customers and partners across the UK. This system has not been yet recognized as revenues.

●	Memorandum of understanding with Arko Corp.

In June 2024, Arko Corp., together with ZOOZ, decided to terminate the joint pilot of ZOOZ’s solution at the Arko site and as a result terminated the memorandum of understanding with ZOOZ in accordance with its terms.

Financial Highlights for the Six Months Ended June 30, 2024

Cash: As of June 30, 2024, ZOOZ had approximately $11,228 thousand in cash, cash equivalents and short-term deposit, compared with approximately $6,672 thousand as of December 31, 2023. Since ZOOZ has just started commercial sales of its products and considering ZOOZ’s expected cash usage, early this year ZOOZ has initiated certain measures designed to reduce its operation cost, such as adjustments in its workforce where it deemed appropriate and has continued its sales and marketing efforts. In addition, ZOOZ expects that it will need to obtain additional funding in 2025 in connection with its continuing operations.

Revenue: ZOOZ reported approximately $543 thousand in revenue for the six months ended June 30, 2024. The revenue reported reflects sale of ZOOZTER™-100 systems.

Cost of revenues: Cost of revenues for the six months ended June 30, 2024 were approximately $751 thousand.

Research and Development Expenses, Net: Research and development expenses, net for the six months ended June 30, 2024, were approximately $2,429 thousand, compared with approximately $2,652 thousand for the six months ended June 30, 2023.

Sales and Marketing Expenses: Sales and marketing expenses for the six months ended June 30, 2024, were approximately $830 thousand, compared with approximately $1,331 thousand for the six months ended June 30, 2023.

General and Administrative Expenses: General and administrative expenses for the six months ended June 30, 2024, were approximately $1,792 thousand, compared with approximately $1,528 thousand for the six months ended June 30, 2023.

Net loss: Net loss for the six months ended June 30, 2024, was approximately $5,237 thousand, or $0.59 per basic and diluted share, compared with a net loss of approximately $5,402 thousand, or $0.91 per basic and diluted share, for the six months ended June 30, 2023.

Full financial tables are included below.

About ZOOZ Power

ZOOZ is the leading provider of Flywheel-based power boosting and power management solutions enabling widespread deployment of ultra-fast multi ports charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations.

ZOOZ pioneers its unique Flywheel-based power boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel-based technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ.

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This Press Release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ, and any of ZOOZ’s strategy and future operations are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by ZOOZ from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ’s business and future prospects, material weaknesses identified in ZOOZ’s internal control over financial reporting and the potential results of ZOOZ being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ’s management’s determination that substantial doubt exists about the continued existence of ZOOZ as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ’s products, the potential outcome of ZOOZ’s collaborations with third parties for installation of its Flywheel-based power boosting solution, and the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts, may adversely affect ZOOZ’s operations. These forward-looking statements are only estimations, and ZOOZ may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. ZOOZ’s management has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2024	2023
	Unaudited

Revenues	543	784
Cost of revenue	751	981
Gross loss	(208)	(197)
Research and development, net	2,429	2,652
Sales and marketing	830	1,331
General and administrative	1,792	1,528
Operating loss	(5,259)	(5,708)
Finance income, net	22	306
Net loss	(5,237)	(5,402)
Net loss per ordinary share attributable to shareholders - basic and diluted*	(0.59)	(0.91)
Weighted average ordinary shares outstanding – basic and diluted*	8,854	5,912

* All share and per share information retroactively reflects reverse share split approved by ZOOZ’s’ shareholders in connection with the Business Combination and effective as of March 25, 2024 (the “Recapitalization”).

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30	December 31
	2024	2023
	Unaudited
Assets
CURRENT ASSETS:
Cash and cash equivalents	7,721	6,672
Short term deposits	3,507	-
Prepaid expenses	838	203
Other current assets	611	549
Inventory	2,470	2,848
TOTAL CURRENT ASSETS	15,147	10,272

NON-CURRENT ASSETS:
Restricted bank deposits	219	224
Prepaid expenses	104	79
Operating lease right of use assets	1,133	1,309
Property and equipment, net	1,411	1,593
TOTAL NON-CURRENT ASSETS	2,867	3,205
TOTAL ASSETS	18,014	13,477

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable	303	536
Other payables and accrued expenses	912	1,387
Short term employee benefits	662	788
Share based payment liabilities	-	232
Promissory note	856	-
Promissory note - Related party	2,069	-
Current maturities of operating lease liabilities	313	309
TOTAL CURRENT LIABILITIES	5,115	3,252

NON-CURRENT LIABILITIES:
Warrants liability	181	-
Operating lease liabilities	824	1,035
TOTAL NON-CURRENT LIABILITIES	1,005	1,035

TOTAL LIABILITIES	6,120	4,287

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.00286 par value - Authorized: 34,973,575 shares on June 30, 2024, and December 31, 2023; Issued and outstanding: 12,066,115 shares on June 30, 2024 and 5,912,223 on December 31, 2023*	10	5
Additional paid-in capital	66,822	58,780
Accumulated other comprehensive loss	(2,520)	(2,414)
Accumulated deficit	(52,418)	(47,181)
TOTAL EQUITY	11,894	9,190
TOTAL LIABILITIES AND EQUITY	18,014	13,477

* All share and per share information retroactively reflects the Recapitalization.